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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradingScreen Brokerage Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza, 49th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bhaskarray Barot 212-359-4005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann CPAs
(Name – *if individual, state last, first, middle name*)

1065 Avenue of the Americas (Address) New York (City) NY (State) 10018 (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bhaskarray Barot, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradingScreen Brokerage Services LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MELLINDA ALEXIS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6374355
Qualified in New York County
Commission Expires April 23, 2022

B. B. Ba
Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2018

"Public"

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)

Index

MHM

Mayer Hoffman McCann CPAs
The New York Practice of Mayer Hoffman McCann P.C.
An Independent CPA Firm

5 Bryant Park at 1065 Avenue of the Americas ▪ New York, NY 10018
Phone: 212.790.5700 ▪ Fax: 212.790.5905 ▪ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
TradingScreen Brokerage Services, LLC
(A Limited Liability Company)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TradingScreen Brokerage Services, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital, computation for determination of reserve requirements and information relating to the possession or control requirements (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Mayer Hoffman McCann CPAs

We have served as the Company's auditor since 2007.

March 1, 2019

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 100,960
Accounts receivable	34,120
Prepaid expenses and other current assets	1,627
	$ 136,707

LIABILITIES AND MEMBER'S CAPITAL

Accrued Expenses	$ 96
Member's capital	136,611
	$ 136,707

See accompanying notes.

Note 1 - Nature of Business

TradingScreen Brokerage Services, LLC (a limited liability Company) (the "Company") was organized in Delaware on December 14, 2006 and serves as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company has been approved to refer institutional customers to other registered broker-dealers. The Company is a wholly-owned subsidiary of TradingScreen, Inc. (the "Parent").

Because the Company is a limited liability Company, no member, director, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financials statement has been prepared in accordance with accounting principles generally accepted in the United States (GAAP)

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes transaction-based fee revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers". Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company has services agreements with third-party brokers from which the Company earns fees for facilitating the routing of customer trade orders for execution by the brokers. Under these agreements, the brokers transfer a portion of their commissions on such

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

executed trade orders to the Company in consideration for the Company's services. These monthly transaction-based fees are determined based either on a percentage of the net commissions earned by the brokers or on the volume of the trades routed and executed. These fees can also be variable based on volume discounts; however, the total fee is determined at the end of each month, which resolves any uncertainty in the transaction price. Fees are billed monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Payment is generally due within 30 days.

The Company does not have significant contract assets or liabilities at December 31, 2018. There are no unsatisfied obligations at December 31, 2018.

Allowance for doubtful accounts

Accounts receivable are typically due either upon invoicing or within thirty days. An allowance for doubtful accounts is provided based upon a periodic analysis of individual account balances. At December 31, 2018, the Company determined that no allowance for doubtful accounts is necessary.

Income Taxes

A limited liability Company is not a tax paying entity at the corporate level. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes.

The Company follows the provisions of FASB ASC 740, "Income Taxes", related to the accounting for uncertainty in income taxes. As of December 31, 2018, the Company has no unrecognized tax benefits. The Company is subject to the examination for New York City Unincorporated Business Tax for 2015 and thereafter.

Note 3 - Concentration of Credit Risk

Cash

The Company maintains its cash balance at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. To date, the Company has not experienced any losses on its account.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, short collection terms and monitoring procedures. At December 31, 2018, two customers accounted for 86% of the company's accounts receivables.

Note 4 - Related Party Transactions

The Company has entered into an expense sharing agreement with its Parent whereby certain indirect costs of the Parent, such as rent, administrative expense and audit fees, are allocated to the Company. The Parent also provides the Company use of the technology platform and infrastructure which is developed, maintained and serviced by the Parent. At December 31, 2018 there is no balance due to Parent.

Note 5 - Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $100,864 which exceeded the minimum requirement of $5,000 by $95,864. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through issuance and have determined that there are no significant subsequent events to report.

SUPPLEMENTARY INFORMATION

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
(Supplementary Information)
Schedule I
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

Net Capital		
Total member's capital	$	136,611
Less non-allowable assets:		
Accounts receivable		34,120
Prepaid and other current assets		1,627
Net capital	$	100,864
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accrued expenses	$	96
Total aggregate indebtedness	$	96
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	95,864
Net capital less 120% of minimum net capital requirement	$	94,864
Ratio: Aggregate indebtedness to net capital		0.00 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018, as amended.

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
(Supplementary Information)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from Rule 15c3-3 pursuant to the provisions of section (k)(2)(i) of the rule.

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
(Supplementary Information)
Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from Rule 15c3-3 pursuant to the provisions of section (k)(2)(i) of the rule.